Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

While the first quarter of 2011 was marked by a number of events which were perceived to set back the global economic recovery, we continue to witness a steady improvement at the grass-roots level in virtually all of our businesses.

We have remained focused on integrating the investments we made in the past three years into our operations to drive improved returns from these businesses, identifying new investments where continued financial distress has created opportunities and organically growing each of our operations with the $4 billion of cash flow that is generated across our businesses each year.

The overall economic environment, while seldom perfect, features a number of trends that are favourable for our operations. For example, interest rates are still very low, as this facilitates the work-out of the global economic issues that developed in 2007, the consequences of which would have been far more damaging without these low rates. We are capitalizing on this environment by fixing the interest rates on as many of our borrowings as possible and extending maturities.

A second positive macro-economic trend has been the rise of currencies in the three countries where we have major investments – Australia, Brazil and Canada. We expanded our holdings in these countries because we believed their economies would deliver dependable sustained growth, and today roughly 50% of our capital is deployed in these regions. This provides us with attractive diversification and exposure to economies benefitting from the global trends of the emerging markets. As a result of these significant foreign investments, and the U.S. dollar’s relative weakness over the last quarter, we have benefited from these currency movements.

Business Conditions

Commercial Office Properties

Office leasing has continued to pick up, building on a strong year in 2010. We signed close to 3 million square feet of leases in the first quarter and are in serious discussions on another 10 million square feet of leasing. Should events unfold as we expect, this would represent the signing of over 12 million square feet of leases in 2011, an all-time record for us. More importantly, the second phase of recovery has started in select markets, as rental rates have not merely stabilized but are now increasing. Australia and Canada are particularly strong, led by Calgary (the oil effect) and Perth (the commodities effect).

As a reference point, two years ago, conventional wisdom in Calgary had market rates heading into the range of $10 per square foot net effective rent as a result of both new construction and demand contraction. Fast forward to today, we are signing $30 plus net effective rents, as the new space has largely been absorbed into the market and the tenant base in the energy and financial sectors continues to grow.

In the United States, vacancies have stabilized in most markets and are now starting to improve, with New York City leading the way.  Rental rates for premium space are up 30% since early 2010 in New

York, with strong demand from the historically important sectors (financial services and those dependent on financial services) but also from new industries. For example, Google recently acquired a new headquarters property for approximately $2 billion. Other similar firms are also establishing a presence in New York, all driven by the same phenomenon that has long made Manhattan the number one destination for head offices – the ability to attract large numbers of bright, young people who want to live in New York.

Retail Properties

The retail industry is recovering nicely from the lows reached in the United States in the final months of 2009, when overall retail sales plummeted. During the slump, we saw compelling valuations in shopping malls and made a substantial commitment on behalf of you as shareholders and our clients, to acquire a large stake in General Growth Properties (“GGP”). In the past two years, we committed approximately 10% of our deconsolidated balance sheet and a large amount of client capital to what we believe to be one of the best retail mall businesses in America. We did this in the belief that great retail centres would recover, despite all the negative prognostications.

As a result of the size of our investment, the recovery of retail sales has become increasingly important to us, and recent trends have been favourable. In the U.S., retail sales bottomed in November 2009 and have since been up sequentially every month since then. In our U.S. properties, sales bottomed at approximately $410 per square foot, and today have recovered to over $450 per square foot. Leasing is strong and while rents have yet to increase substantially, as a result of the lag effect, operating cash flows from our U.S. portfolio in the first three months of this year were up 2% as result of cost savings, and slightly higher occupancies and realized rents. Overall occupancy rates increased by 40 basis points to 92.4% and normalized cash flows for shareholders were up 15%.

Renewable Power Facilities

In our power operations, water levels have largely recovered to normal levels with a “wet” spring, though realized prices were lower than expected during the first quarter for two reasons: generation was skewed towards our lower priced markets, and the impact of extremely low natural gas prices on electricity rates. Cash flows are therefore lower than the first quarter of last year, however the longer term profile of the business remains very favourable.

We continue to make progress in securing new long-term contracts with attractive pricing in regions such as the north-eastern U.S. In Brazil, our power operating results are strong, and we are on schedule with two new hydro projects that are expected to begin producing power in 2013. We also advanced the development of several wind and hydro projects in North America and recently contracted to purchase a high capacity, fully operational 30 megawatt hydro plant in Brazil for closing this quarter.
Infrastructure Operations

Our infrastructure operations continue to demonstrate the strength that comes from a diverse portfolio of high quality assets. This integrated, global business is benefiting from operational improvements, an expanded customer base and the economic rebound taking place globally.

We were pleased to see marked improvement in our timber operations, a business that was hit hard by the decline in U.S. housing. Timber prices are up significantly this quarter, due to a shut down of competitive capacity, increased demand (off a low base), Chinese lumber purchases, and potential demand in the wake of the Japanese earthquake. We were able to increase our harvesting quickly in response to rising prices, and recorded a strong quarter, the first in three long years.

Port operations have been recovering strongly, led by a number of successful initiatives at our port in the northern UK. On top of overall growth in container traffic, a large international steel company announced they have purchased and will be expanding a major local facility, which will increase bulk throughput at our port. We were also able to refinance our Australian coal terminal and Chilean transmission network with long-term bond offerings at very attractive rates.

Rail operations have been slow due to the western Australian drought, which cut into grain shipments by our agricultural clients, but we are in the midst of a major build-out of our railroad to serve a number of new iron-ore clients, which will significantly increase tonnage and cash flows. We signed two new take or pay contracts during the quarter. We are also in negotiations with four other expansion contracts, which if all signed would increase tonnage on our tracks by 50%, starting at the end of this year, and continuing through 2014.

Private Equity Businesses

In our private equity group, we are positioning investments for monetization, including a number of our forest product and housing related businesses, which have started to rebound. Operational upgrades and improving markets have significantly enhanced the performance of each company.

Our executive relocation operations, one of only three global businesses in its sector, has begun to realize substantial benefits from a bolt-on acquisition made in 2008, with others being considered. Our construction business continues to increase its workbook in most of its markets, led by infrastructure projects in both the private and public sectors.

Common Share Equity Issue

During the first quarter, we issued 45 million shares of Brookfield for $1.5 billion, of which
27.5 million were issued to Fairholme Funds. This enabled us to acquire 113 million common shares of GGP, which increased our interest to approximately 40%.

Prior to this issuance of common shares, we had not issued any meaningful number of shares in our company since 1995 other than for one corporate transaction, and subsequently we repurchased most of the shares that we had issued.  We chose to issue the shares as seldom does one get the opportunity to add such a large scale operating platform with $40 billion of such high-quality assets to your business, and this purchase allowed us to own a very meaningful piece of this U.S. retail shopping centre business which will compound wealth for many years to come. As a result, we believed there was a compelling reason to depart from normal practice.

First, with this purchase of GGP shares, we increased our percentage ownership of this very large scale company to a point where we are now comfortable that we can make long-term decisions with this investment. As a result, we now consider GGP to be a long-term holding as opposed to a “restructuring investment” which we considered it to be when we first became involved with the company.

Second, we did not feel it would be prudent to stretch our balance sheet while adding such a significant long-term investment to our company. We also continue to see a great number of distress opportunities which we may be able to participate in, and this extra capital ensures we have the necessary financial resources to be in a position to capitalize on them if we can convert any of these to reality.

Third, despite a possible dilution of short-term shareholder value, we believe this transaction will be extremely positive over the longer term. We believe we received approximately the same amount of value back in return for our sale of Brookfield shares. And while we gave up part of our “franchise” value, we added a major investment platform which we expect will be as valuable in the long run as what we gave up.

As most of you know, we have never been serial equity issuers, which is one of the reasons why we have been able to compound our per share growth at the rate we have achieved. We have not changed our strategy; this was merely an exception to our rule, which we made to seize an extraordinary opportunity, and while we do not plan on making a habit of it, we may do it again sometime for another exceptional investment opportunity.

Competitive Advantages

We have developed four competitive advantages which enable us to earn above average returns on capital that we deploy for shareholders and clients. Simplistically, they are People, Capital, Global Diversity and Long-Term Focus.

People: Our first competitive advantage is that our teams embrace an “operations-focused” approach to investing. We have nearly 20,000 employees throughout our company, and they provide us with valuable industry knowledge and technical capabilities to make fully informed investment and divestment decisions, and enable us to source proprietary transactions from a large network of organizations and people. These teams also enable us to surface more value from assets that we own and achieve higher returns than might otherwise be possible.

Capital: The scale of capital we have access to, and the scope of our relationships, is our second competitive advantage. We currently have approximately $150 billion of assets under management, with approximately $40 billion of permanent equity in our listed entities and $50 billion of equity capital in funds that we manage on behalf of clients. The balance is provided by financial institutions as leverage on our assets. This capital base provides us access to both the private and public markets on all the continents where we do business and allows us a competitive advantage over many others. Often scale can be a detriment to longterm returns, but we believe that today, our size creates a competitive advantage that allows us to participate in transactions which few others can contemplate.

Global Diversity: Our third competitive advantage is that we are global and diverse, with established operations in many major economies, enabling us to be selective as to where we invest, how we invest (distressed debt, equity, private markets, public markets), and in what we invest in. This increases the number of opportunities we consider, and often allows us to avoid the pitfalls that come from being sector-specific, and forced to invest capital into investments which may be great at a point in time, but dangerously over valued once too much capital starts chasing too few opportunities. This global scale provides us with a much broader range of investment alternatives and therefore allows us to pick our spots and shift our resources to the places where we believe the best long-term returns will be derived, enhancing overall returns, and hopefully avoiding trouble spots as they come along.

Long-Term Focus: Our final competitive advantage is that we focus on “good” long-term returns instead of “high” short-term IRR’s. While many would like to do this, most do not enjoy this luxury because of the defined time lines imposed by their capital providers. Our capital has been assembled in such a way as to ensure that we can be long-term investors. Our overall belief is that when you find a great asset and can compound wealth at 12% to 15%, there is no sense in selling this asset at a pre-determined time, as you then take reinvestment risk and increase the chance of earning sub-par returns with something new. As a result, our capital generally continues to compound daily without the risk of finding new investments to make our target returns. This approach also allows us to pursue investments that might not contribute meaningfully to short-term financial results but are expected to contribute very meaningfully to long-term returns.

Taken together, we believe these competitive advantages provide us with a greater chance of success in meeting our performance targets and therefore generating acceptable returns for all of our shareholders and clients.

Operating Platforms

Utilizing these competitive advantages, our goal is to grow the cash flow we generate from our assets over the long term. A large part of how we achieve that goal is our ability to continuously improve the operating performance of our properties, power plants and infrastructure assets. Operational expertise is particularly important when investing in distressed situations, where valuations are often attractive, but usually require management changes and industry specific knowledge to unlock and surface value. To illustrate how we create value, here are three case studies that highlight our operational approach.

Calgary Office Property

Financial Snapshot: In 2000, we purchased Bankers Hall, a premier office complex in Calgary with three office towers totalling 2.5 million square feet for $464 million from a motivated seller exiting the market. The following year, we bought an adjacent parking lot for $49 million, as a future development site. Since then, we have refinanced this complex twice with recourse only debt, and sold a 50% interest to an institutional investor. We have been able to withdraw $372 million of capital from this property, representing a large portion of our original investment, which has since been reinvested elsewhere to generate additional returns. Our 50% share in the equity of the property is now worth more than $370 million, and the investment in total has generated a 24% compound annual internal rate of return over an 11 year period.

Operating Overview: To achieve these results, over the past 10 years, we established Bankers Hall as Calgary’s premier business address by consistently improving the quality of the buildings for our tenants. Some of the improvements are easy to spot: A third floor retail area that had very little traffic was replaced with an eight restaurant food court that draws thousands of visitors each day. A fourth tower was added to the complex where the parking lot sat in 2001. Other renovations took place behind the scenes, as we enhanced the elevators and installed more energy-efficient mechanical, water and electrical systems that dramatically cut power consumption and are expected to earn the industry’s highest designation for environmentally sustainability.

These improvements, large and small, meant that within two years of taking ownership, our local leasing team was able to attract blue chip tenants that include Talisman Energy, Canadian Natural Resources and several national law firms. The increased quality of the tenant mix and the stability of the higher cash flows enabled us to refinance the buildings on a low cost, long-term basis, increasing our equity returns.

U.S. Power Plants

Financial Snapshot: In 2004, we acquired a large portfolio of hydro power stations in Upstate New York for $847 million while the U.S. energy industry was dealing with the fallout from the collapse of Enron. Since that time we have refinanced the portfolio three times and currently have $875 million of recourse-only debt on these assets. We have realized approximately $900 million from this portfolio since purchase and the value of the current equity is approximately $2 billion. The compound annual internal rate of return on this investment has been 45% and it has generated a 4.5 times multiple of the original capital invested.

Operations Overview: The facilities we originally purchased had a combined capacity of 769 megawatts and produced enough electricity to power 500,000 homes in New York. These generating plants are the lowest cost power providers in an urban region with significant demand and chronic power shortages. At the time, New York was moving from fixed price contracts on electricity to an open, competitive wholesale power market, and we had the management expertise and systems required to take advantage of this fundamental transformation.

Our power teams had extensive experience in selling electricity into the competitive markets in Ontario and New England and inter-jurisdictional markets in New York. We introduced marketing practices that allowed the plants to take advantage of the new regulatory regime and consistently earn peak prices for power, by selling across a grid that featured multiple buyers. We used our operational skills to increase reliability and efficiency across all of the power stations. We tapped new sources of revenue, such as fees for providing New York utilities with standby generating capacity and other power services, and this meant generating improved cash flow without investing capital.
We also introduced risk management systems that allowed stations to sell power through a combination of spot prices and forward contacts, to ensure short-term price certainty and longer term exposure to rising prices.

Washington State Industrial Facility

Financial Snapshot: Our Special Situations Fund II acquired Longview Fibre’s industrial facilities for $239 million in 2007. We have since generated significant EBITDA within Longview and cash distributions to the Fund, and this investment is debt free today. As a result, we have repatriated all but $20 million of the Fund’s original investment and earned an approximate 55% compounded annual rate of return, or a five times multiple of the original invested capital.

Operations Overview: The complex included seven corrugated box plants and a large paper mill which was seen as excess baggage by most market observers when we acquired its former parent, a western U.S. timberland REIT. The plants, while well maintained, had consistently lost money, due in part to high operating costs and too many low margin paper products.

We were able to turn around Longview by working with management to provide strategic direction to help change the culture across the organization, not just by merely cutting costs. We invested in the mills and introduced a results-oriented management mindset. The turnaround came from working closely with customers to focus operations on specific, profitable lines of business, which now includes paper containers for fast food, specialized packaging paper and the strong multi-layer paper used to bag cement. We narrowed its offerings to 70 higher margin paper products, from over 200 products in 2006. This made our plants more efficient and simpler to operate. We also made a top-down commitment to safety, dramatically reducing accidents at the plants. By being competitive on price and able to deliver high quality paper products, we expanded sales to existing clients, and signed up new high volume, national chains as customers, including Costco, Amazon and A&W restaurants. The company now also exports its products to 35 countries.

In addition to improvements made in the mills, our investment management teams assisted in preserving substantial value in the Longview pension fund ahead of the market downturn of 2008. Upon acquisition in 2007, we converted a portfolio which was virtually all invested in equities into one that was entirely fixed income holdings. This decision helped generate and protect the current $130 million surplus in the pension plan, despite the downturn in equity markets since 2007.

Private Equity and Opportunistic Investing Activities

In addition to owning core high quality assets in our major areas of operations − property, power and infrastructure, we invest opportunistically in these sectors and also in related businesses or businesses where we have historical experience and people available to surface value from assets.

In the property area, our three core operations − office, retail and residential businesses − all originally emanated out of opportunistic restructuring investments. But, in addition, we have invested opportunistically over the years in other property assets and portfolios for both incremental returns and to gain in-depth knowledge of other asset classes which we might expand into more meaningfully over time.

Currently we have six opportunistic property funds which are either fully invested or close to being substantially invested, all of which have had excellent returns. This includes our North American Opportunity Funds I & II, and our $5.5 billion Real Estate Turnaround Protocol. We are in the midst of launching our real estate opportunistic fund which is targeting $4 billion of capital, will be global in nature and will encompass all of our new real estate opportunistic investment activities.

In private equity, we have a number of historical businesses owned on our own balance sheet, and in our Special Situations Funds I and II, which have focused on distress opportunities over the past five years. These two funds are both fully invested, and have outstanding track records. We are now in the midst of marketing two private equity funds, each targeted at $1 billion. The first is our follow-on fund for distressed investments and the second is a private equity fund in Brazil.

One historical private equity/opportunistic business, in which we have participated over the past 20 years, is the residential land development business. Given the distress over the last number of years, we have redoubled our efforts in this area. And while we diversified our operations to Brazil and pulled capital out of the U.S. leading up to 2006, we were not expecting the severity of distress that hit residential markets in the last several years. Despite this, we now see reason for optimism in the sector. Canada and Brazil performed exceptionally during recent years, and continue to do so. And the U.S., while slow to recover, appears to have has largely bottomed.

We used the last two years to reorganize our residential operations into two publicly traded units, one for our North American business and one for Brazil. Each has scale in their respective markets and depending on how you measure it, each is in the top five in size in their regions. At this time we own 43% of our Brazilian unit which is listed as “BISA3” on the Bovespa, and expect to own between 65% to 85% of our North American unit, listed as “BRP” on the NYSE and TSX, depending on the final outcome of a rights offering closing next month.

We also decided in 2009 that multi-family apartment buildings were substantially undervalued and would benefit from U.S. residential real estate trends. We set about acquiring assets, on a distress basis, and in total acquired approximately 11,000 multi-family units across the U.S. In addition, we acquired 65% of an established developer of multi-family residential projects out of bankruptcy on the expectation that when the markets turned, we would no longer be able to buy completed units at attractive valuations. As a result, we now have an operating platform which gives us the development capabilities needed to build new product for our clients. We operate this multi-family development business in 40 metropolitan areas throughout the U.S. and our business acquires, develops, and constructs multi-family apartments in these markets, as well as manages approximately 50,000 units.

Good-quality multi-family apartments are now selling at yields in the 4.5% to 5.5% range with rental rates increasing as job creation comes back and individuals choose to rent, rather than risk their savings on single-family housing. As a result, we are selectively selling some of the assets we purchased over the last two years. So while it may be increasingly difficult to acquire additional multi-family properties at such distressed values, on the new build front we currently have 18 projects valued at $1.2 billion under construction for various clients and we believe that the future for this business is bright. We are also in the midst of raising a value-add institutional fund for this business to provide capital to further enhance the business model.

Fundraising

As you will have noted, we are currently working on a number of fundraising initiatives and will have seven funds in the market with the objective of raising +$7 billion of capital over the course of 2011 and

2012. This includes opportunistic property funds, value add property funds and private equity strategies. We are also expanding our listed strategies with a specific focus on infrastructure, where we believe we possess a competitive advantage.

The stability of our operations over the past three years, a period of tremendous disruption for the asset management industry, enabled us to enhance our relationships and capacity in a number of ways, including recruiting and investing in a top tier global fund raising team. As a result, we have been able to achieve excellent growth, and continue to add to the more than $50 billion of capital managed for our clients.

Summary

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, creating higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt
Chief Executive Officer
May 11, 2011

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “potential,” “future,” “intend,” “begin,” “grow,” “plan,” “expect,” “believe,” “positions,” “objective,” “continue,” “enable,” “generate,” “maintain,” “provide,” “expand,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this letter include statements with respect to: our ability to integrate investments and improve returns across our businesses; the amount of annual cash flow generated by our businesses; our ability to make new investments and organically grow each of our operations; our ability to lock in fixed interest rates and extend maturities on our borrowings; our expectation to sign over 12 million square feet of leases in 2011; the growth of the tenant base in the energy and financial sectors; recent trends in retail sales; the longer term profile of our renewable power business, and our ability to secure long-term contracts with attractive pricing; our expectation of producing power in 2013 from two new hydro projects in Brazil; the purchase of a 30 megawatt hydro plant in Brazil; our expectation of increased bulk throughput at our UK port from a large international steel company; our expectation of a significant increase in tonnage and cash flow due to the build-out of our railroad in Australia; our ability to monetize investments in our private equity group; the increase in our construction business’ workbook; our objective to increase the intrinsic value of our shares at a rate close to 15%;  our expectation of the return on our investment in General Growth Properties, Inc.; our ability to launch additional private funds and raise third party capital for such funds; our expectation for improved performance in our residential land development business; our belief in the bright future of our multi-family residential business; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill property vacancies; tenant bankruptcies; retails sales; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.